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3-21-02

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NITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-109980~~

8-9539

RECEIVED MAR 08 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SIFE

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 NORTH WIGET LANE
(No. and Street)

WALNUT CREEK, (City) CALIFORNIA (State) 94598 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY ISAACSON (925) 279-0607
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name — *if individual, state last, first, middle name*)

50 FREMONT STREET (Address) SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SIFE
(A California Corporation)

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Gary Isaacson, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to SIFE (A California Corporation) for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/1/2002
Signature Date

Chief Financial Officer
Title

Subscribed and sworn to before me this
1st day of February 2002

Lisa L. Roach
Notary Public

LISA L. ROACH
Comm. # 1301834
NOTARY PUBLIC - CALIFORNIA
Contra Costa County
My Comm. Expires April 22, 2005

SIFE (A California Corporation)
(SEC I.D. NO. 8-109980)

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of SIFE (A California Corporation):

We have audited the accompanying statement of financial condition of SIFE (A California Corporation) ("SIFE") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of SIFE's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SIFE at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 1, 2002

SIFE
(A California Corporation)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$3,154,701
ACCOUNTS RECEIVABLE:	
Due from related parties (Note 2)	263,833
Dividends receivable	11,251
Other	9,907
Total accounts receivable	284,991
INVESTMENTS - INVESTMENT CERTIFICATES, SIFE Trust Fund at market value (Note 1) (cost basis of $1,773,385)	3,184,030
OTHER INVESTMENTS (Note 3)	2,048,767
OTHER ASSETS:	
Prepaid expenses	76,938
Deposits	8,054
Total other assets	84,992
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET (Note 4)	439,499
TOTAL ASSETS	$9,196,980

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 669,353
Accrued compensated absences	117,921
Commissions payable	196,013
Total liabilities	983,287
STOCKHOLDERS' EQUITY:	
Class A voting common stock, no par value; authorized 100,000 shares; issued and outstanding 452.5 shares	46,687
Class B nonvoting common stock, no par value; authorized 100,000 shares; issued and outstanding - none	-
Class A voting common stock subscribed (Note 2)	175,500
Subscriptions receivable (Note 2)	(175,500)
Retained earnings	8,167,006
Total stockholders' equity	8,213,693
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,196,980

See notes to statement of financial condition.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

General - SIFE (the "Management Company") is a California corporation which is registered with the Securities and Exchange Commission as an investment advisor, pursuant to the relevant provisions of the Investment Advisers Act of 1940, as amended. In addition, the Management Company is registered with both the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. as a broker/dealer, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended.

Relationships with SIFE Trust Fund - Essentially all of the Management Company's income is derived from administering and managing all of the transactions of SIFE Trust Fund (the "Trust Fund") under various agreements with the Trust Fund, with approval of the Trust Fund's Trustees. The Trust Fund is an open-ended management investment company registered under the Investment Company Act of 1940, as amended. The Management Company's services for the Trust Fund fall into four categories: (a) services as the investment advisor; (b) services as the principal underwriter; (c) services as the transfer agent; and (d) performing the accounting, recordkeeping and other administrative functions. The latter includes, but is not limited to, communications with investors and meeting the reporting requirements of the various governmental agencies. The following is a summary of the agreements:

- *Transfer Agency Agreement and Administrative Services Agreement* - Pursuant to a transfer agency agreement, the Management Company acts as the Trust Fund's transfer agent, as well as providing shareholder and fund accounting services. The Management Company, in turn, has engaged State Street Bank and Trust Company to provide certain transfer agency, shareholder servicing, and fund accounting functions for the Trust Fund. Pursuant to the Investment Advisory Agreement, such expenses related to the operation of the Trust Fund are the responsibility of the Management Company (see "Investment Advisory Agreement" below).

- *Investment Advisory Agreement* - Under the terms of the Investment Advisory Agreement and the Restated Trust Agreement, as amended effective April 1, 1996, the Management Company provides investment advice, a broad range of administrative, regulatory and other services for the Trust Fund, and receives an all-inclusive management fee of 1.25% of average daily net assets, per annum. There were no amounts receivable outstanding from the Trust Fund at December 31, 2001.

- *Underwriting Agreement* - The Management Company has entered into a distribution agreement with the Trust Fund wherein the Management Company serves as the principal underwriter of the Trust Fund. A sales charge of 2.5% to 5.0%, based on the amounts purchased, is retained by the Management Company. No sales charge is assessed on purchases of $1,000,000 or more, nor on purchases by directors, employees and registered representatives of the Management Company and the Trust Fund, as well as broker-dealers and immediate family members of any of the foregoing. All sales and distribution costs are incurred and paid by the Management Company.

Certain officers and directors of the Management Company are also officers and directors of the Trust Fund. At December 31, 2001, the Management Company owned 591,827 Class I units of the Trust Fund.

The following is a summary of significant accounting policies consistently followed by the Management Company in the preparation of its statement of financial condition. The policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities.

Cash and Cash Equivalents - The Management Company considers all commercial paper and money market funds with a maturity of three months or less at the date of purchase to be cash equivalents.

Investments - Investments are valued at quoted market value. Market value of the SIFE Trust Fund investment is computed by multiplying the number of investment units held by the net asset value per unit. Net asset value per unit is determined by the Management Company for SIFE Trust Fund, pursuant to Regulation S-X of the SEC.

Property, Equipment and Leasehold Improvements - Property and equipment are recorded at cost. Items acquired between December 31, 1986 and August 31, 1995 are being depreciated under the modified accelerated cost recovery system ("MACRS") method. Equipment acquired after August 31, 1995 is being depreciated using the straight line method over the assets' estimated useful lives. The difference between the tax method of MACRS and accounting principles generally accepted in the United States of America is not considered material. Leasehold improvements are recorded at cost and are amortized over the lesser of the lease term or the estimated useful life of the assets.

Income Taxes - The Management Company has elected S corporation status effective September 1, 1995. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Management Company did not incur additional federal income tax obligations.

Use of Estimates - The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

During 1997, the Management Company also sold 23.685 shares of Class A voting common stock to an officer under a subscription agreement. As of December 31, 2001, the balance, which is due October 7, 2002 and represents principle of $175,500, is presented on the statement of financial condition as subscriptions receivable. Accumulated interest from the date of the stock purchase of $43,875 is included in due from related parties.

During 1999, the Management Company made a loan to an officer in the amount of $194,171. Principal plus accrued interest of $219,958 is included in due from related parties. The loan bears interest at an annual rate of 5.98% and is due on November 17, 2004.

3. OTHER INVESTMENTS

	Rate	Maturity Date	Cost	Market Value
Government and Agency Securities:				
U.S. Treasury Note	6.25%	6/30/02	$ 100,301	$ 102,219
U.S. Treasury Note	4.25%	5/31/03	100,297	102,422
U.S. Treasury Note	4.75%	2/15/04	405,336	413,000
U.S. Treasury Note	6.00%	8/15/04	79,169	79,594
Federal Home Loan Mortgage	4.50%	4/25/03	498,711	512,265
Federal Home Loan Mortgage	7.38%	5/15/03	499,165	531,485
Federal Home Loan Mortgage	4.75%	3/15/04	298,254	307,782
Total			$1,981,233	$2,048,767

4. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

	Estimated Life	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	(5-7 years)	$ 241,574	$ 213,901	$ 27,673
Computer hardware and software	(3-5 years)	404,810	335,779	69,031
Leasehold improvements	(5-31 years)	931,863	589,068	342,795
Total		$1,578,247	$1,138,748	$439,499

5. COMMITMENTS AND CONTINGENCIES

The Management Company entered into an operating lease agreement with Synergy 100 LLC, a related entity, which expires December 31, 2006. The Management Company is committed to pay minimum lease payments and to pay all expenses associated with the operation and maintenance of its present office space.

Future minimum annual lease commitments are as follows:

Years ending December 31:	
2002	$ 268,227
2003	260,824
2004	231,665
2005	229,116
2006	229,116
Total	$1,218,948

6. CONCENTRATION OF CREDIT RISK

Most of the cash of the Management Company is held in one institution and at times reflects a total balance greater than the FDIC's $100,000 maximum insurable at one institution.

At December 31, 2001, investment certificates in SIFE Trust Fund represent 34.6% of the Management Company's assets. As of December 31, 2001, 82.2% of SIFE Trust Fund's net assets were invested in securities of financial institutions.

7. NET CAPITAL REQUIREMENTS

The Management Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Management Company had net capital of $6,849,876, which was $6,784,324 in excess of its required net capital of $65,552. The Management Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

8. REORGANIZATION

On August 23, 2001, SIFE entered into a definitive agreement to merge with Wells Fargo & Company. The merger is expected to become effective on February 22, 2002.

* * * * * *

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte & Touche

February 1, 2002

SIFE (A California Corporation)
100 N. Wiget Lane
Walnut Creek, California 94598

In planning and performing our audit of the financial statements of SIFE (A California Corporation) ("SIFE") for the year ended December 31, 2001 (on which we have issued our report dated February 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on SIFE's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by SIFE that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by SIFE in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because SIFE does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of SIFE is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which SIFE has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of SIFE's internal control would not necessarily disclose all matters in SIFE's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving SIFE's internal control and its operation, (including control activities for safeguarding securities,) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that SIFE's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP